

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 3, 2017

Eli Baker
Vice President, General Counsel and Secretary
Double Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, California 90067

> **Re: Double Eagle Acquisition Corp.
> Registration Statement on Form S-4
> Filed September 6, 2017
> File No. 333-220356**

Dear Mr. Baker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Coverpage

1.   The cover page of the prospectus should appear at the front of the prospectus and include all information required by Item 501 of Regulation S-K, including the "Subject to completion" legend and title and amount of securities. It appears that you may have inserted the notice of shareholders meeting as the prospectus cover page.

2.   Please disclose the aggregate purchase price and its stock and cash components.

Q: What are the recommendations of Double Eagle's board of directors?, page 15

3.   Please include a brief summary of the conflicts you mention.

The Stock Issuance Proposal; page 24

4.   Please specify the number of shares investors are voting to issue. If unknown, please provide a percentage or range with an explanation of variables.

Risks Relating to Williams Scotsman's Business, page 41

5.   Please include risk factor disclosure relating to the fact that Williams Scotsman has a going concern opinion from its auditor.

6.   We note several risk factors relating to the effects of increases in raw material and labor costs, natural disasters and business disruptions, and exposure to claims not fully protected by insurance. If specific recent events such as hurricanes Harvey, Irma and Maria, or the earthquake in Mexico have had or are likely to have a material impact on the business, operations or assets of Williams Scotsman, please address this in a risk factor or MD&A, as appropriate.

Background of the Business Combination, page 94

7.   In the first paragraph on 94, you disclose that the terms of the transaction were changed in order to allow the sellers to retain a 10% interest in the new company. However, the purchase price appears to have increased from $1.065 billion in June to $1.1 billion . Please disclose what considerations led to this increase.

Certain Projected Financial Information

Certain Williams Scotsman Forecasts and Performance Targets, page 99

8.   It appears the non-GAAP Adjusted EBITDA projections included in your filing do not give effect to the carve-out transaction of the remote accommodations business.   It is not clear to us how the performance measure projections you have provided are useful to investors given the significance of the business you expect to crave-out from the continuing operations. Please modify your projected performance measures to adjust for the effects of the carve-out or explain how the information you have provided is a meaningful projection in the context of the continuing Williams Scotsman business.

9.   We note elsewhere in your filing a three year declining revenue trend associated with your operations in Canada and Mexico with a further decline expected in your 2017 estimates.   Please disclose and discuss what consideration you gave to this trend in determining projected Modular – Other North America Segment projections.

10.   We note the non-GAAP reconciliations included in your projections for consolidated Williams Scotsman appear to reconcile Adjusted EBITDA to Gross Profit.   Please refer to Section 103 of the SEC's Compliance and Disclosure Interpretation for Non-GAAP

Financial Measures and modify your presentation to reconcile to Net Loss or explain why you believe your current presentation is appropriate.

Unaudited Pro Forma Condensed Combined Financial Information, page 130

11.   Please provide us a more comprehensive analysis that supports your conclusion WSII is the accounting acquirer, including your consideration of each factor outlined in ASC 805-10-55-11 through 15. Please specifically address how the expected level of redemptions impacts your analysis.

12.   In regard to the pending carve-out of WSII's remote accommodations business, it appears this disposition will meet the requirements to be presented as a discontinued operation in the historical financial statements of the predecessor entity based on the guidance in ASC 205-20-45-1 and ASC-205-20-45-3. Therefore, it appears you should expand your pro forma disclosures to also present pro forma statements of operations for the years ended December 31, 2015 and December 31, 2014 to reflect the discontinued operation for all fiscal years presented as required by Rule 11-02 of Regulation S-X.

13.   Refer to note A on page 139. For each line item below gross profit, please clarify how the adjustment amount was determined. To the extent applicable, please reconcile the adjustment amounts to related amounts disclosed in your segment footnotes.

Business of Williams Scotsman, page 155
Company History, page 157

14.   Please disclose the total purchase price paid by funds managed by TDR Capital to acquire Williams Scotsman in October 2007.

WSII's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 174
Comparison of Six Months Ended June 30, 2017 and 2016, page 179

15.   We note various components of your business appear to have exposure to the upstream oil and gas industry, which has been in a declining trend for several periods.   Please expand your MD&A disclosures, where relevant, to discuss this trend and provide indicative information regarding your expectations of the material uncertainties associated with the oil and gas industry, including any impacts that you reasonably expect on your operating results.   Please see Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

16.   We note disclosures in MD&A such as "the decrease in average modular utilization rate was driven by the reductions in portable storage units on rent".   Such disclosures, which merely state an increase or decrease in the numerator of a ratio, are not particularly insightful to investors.   In order to enhance an investor's understanding of your

performance, please expand your disclosures to address the key underlying drivers for the metrics you provide.

Critical Accounting Policies, page 195
Revenue Recognition, page 195

17. We note your disclosures regarding multiple deliverable arrangements that indicate estimated prices of deliverables are based on the price of those deliverables when sold separately or based on the best estimate of selling price method. Please expand your disclosures to more fully explain and, to the extent practicable, quantify when each method is used.

18. We note your disclosures regarding long-term contracts for the sale of equipment, including your use of both the percentage of completion and the completed contract method. Please expand your disclosures to more fully explain and, to the extent practicable, quantify when each method is used.

Goodwill, page 196

19. We note you have experienced significant goodwill impairments in recent periods. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please expand your disclosures to provide the following:
    - Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
    - How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
    - A qualitative and quantitative description of the material assumptions used and a discussion of the uncertainty associated with these key assumptions.
    - How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

20. To the extent that your reporting units have an estimated fair value that is not substantially in excess of its carrying value, please provide the following disclosures for your reporting units:
    - Disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test;
    - Provide a description of the assumptions that drive the estimated fair value;
    - Provide a discussion of the uncertainty associated with these key assumptions;

Eli Baker
Double Eagle Acquisition Corp.
October 3, 2017
Page 5

- Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying values for your reporting units, please disclose that determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Rental Equipment, page 197

21.   We note your disclosures that rental fleet assets are depreciated on a straight-line basis over their estimated useful lives which generally range from 2 to 20 years with a residual value of 0% to 50% and that these useful lives and residual values vary based on the type of rental equipment and local operating conditions. Please expand your disclosures to more fully explain the ranges and, to the extent practicable, disclose asset classes and carrying values by narrower ranges. In addition, please address the potential impact of changes in useful lives and residual values on your operating results.

US Federal Income Tax Considerations
Effects of the domestication, page 233

22.   In the third paragraph of this section, you refer to the opinion of Winston & Strawn LLP which will be filed as exhibit 5.1 to the registration statement. The exhibit index describes exhibit 5.1 as opining to the validity of the securities issued and there does not appear to be a tax opinion filed under exhibit 8. Please clarify and file all drafts of opinions with your next amendment. We may have additional comments.

MANAGEMENT OF WSC FOLLOWING THE BUSINESS COMBINATION
Management and Board of Directors, page 202

23.   Please include the information regarding the directors who will oversee the company after the combination.

WSII's Historical Financial Statements

Note 11. Commitments and Contingencies, page F-43

24.   Please revise your disclosures to also address the expected impact of pending claims and lawsuits on results of operations and cash flows.

<u>Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page F-61</u>

25.   In regard to the modular fleet, please provide a maturity analysis of lease payments, showing undiscounted cash flows to be received on an annual basis for each of the next five years and thereafter.

<u>Note 18. Segment Reporting and Geographic Areas, page F-80</u>

26.   We note from your Business section that you appear to generate revenues from various product lines and service offerings including modular space, portable storage, VAPS and delivery and installation.   We further note you appear to determine and use various rental utilization metrics and average monthly rental rates for modular space and portable storage units.   Please expand your segment disclosures to disclose revenues from external customers for each product and service or each group of similar product and service.   Please refer to ASC 280-10-50-40 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel, Senior Staff Accountant at (202) 551-3723 or Anne McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction